Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

		As of
		June 30,	December 31,
	Note	2024	2023
Assets
Non-current assets
Property, plant and equipment	5	2,926	3,376
Right-of-use assets	6	3,235	3,508
Intangible asset	8	50,416	50,416
Long-term financial assets	6	415	361
Total non-current assets		56,992	57,661

Current assets
Prepaid expenses	9	3,864	6,437
Accrued income		402	246
Other current receivables		1,153	622
Accounts receivable	11	—	14,800
Short-term financial assets	10	123,560	24,554
Cash and cash equivalents	10	51,564	78,494
Total current assets		180,543	125,153
Total assets		237,535	182,814

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	12	2,212	2,089
Share premium		476,074	474,907
Treasury shares	12	(218)	(105)
Currency translation differences		(35)	(51)
Accumulated losses		(354,608)	(316,197)
Total shareholders’ equity		123,425	160,643

Non-current liabilities
Long-term deferred contract revenue	3	5,170	—
Long-term lease liabilities	6	2,542	2,825
Net employee defined benefit liabilities		5,868	5,770
Total non-current liabilities		13,580	8,595

Current liabilities
Trade and other payables		1,435	1,679
Accrued expenses	7	11,895	11,087
Short-term deferred income		45	138
Short-term deferred contract revenue	3	86,468	—
Short-term lease liabilities	6	687	672
Total current liabilities		100,530	13,576
Total liabilities		114,110	22,171
Total shareholders’ equity and liabilities		237,535	182,814

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands except for per share data)

		For the Three Months		For the Six Months
		Ended June 30,		Ended June 30,
	Note	2024	2023	2024	2023
Revenue
Contract revenue	3	687	—	687	—
Total revenue		687	—	687	—

Operating expenses
Research & development expenses		(17,138)	(13,682)	(32,303)	(27,555)
General & administrative expenses		(4,551)	(3,681)	(9,522)	(7,787)
Other operating income/(expense), net		41	317	109	725
Total operating expenses		(21,648)	(17,046)	(41,716)	(34,617)
Operating loss		(20,961)	(17,046)	(41,029)	(34,617)

Financial income	13	739	259	1,368	468
Financial expense	13	(34)	(27)	(70)	(124)
Exchange differences, net	13	(2,504)	(16)	(891)	(67)
Finance result, net		(1,799)	216	407	277

Loss before tax		(22,760)	(16,830)	(40,622)	(34,340)
Income tax expense		—	(3)	—	(6)
Loss for the period		(22,760)	(16,833)	(40,622)	(34,346)

Loss per share:	4
Basic and diluted loss per share for the period attributable to equity holders		(0.23)	(0.20)	(0.41)	(0.41)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

		For the Three Months		For the Six Months
		Ended June 30,		Ended June 30,
	Note	2024	2023	2024	2023
Loss for the period		(22,760)	(16,833)	(40,622)	(34,346)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		—	(8)	16	(16)
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans		—	—	—	—
Total comprehensive loss (net of tax)		(22,760)	(16,841)	(40,606)	(34,362)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Net loss for the period		—	—	—	(34,346)	—	(34,346)
Other comprehensive loss		—	—	—	—	(16)	(16)
Total comprehensive loss		—	—	—	(34,346)	(16)	(34,362)
		—	—
Share-based payments		—	—	—	2,701	—	2,701
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs		—	1,997	14	—	—	2,011
Issuance of shares, net of transaction costs:
restricted share awards		3	388	—	(395)	—	(4)
exercise of options		—	(9)	—	—	—	(9)
Balance as of June 30, 2023		1,800	433,699	(110)	(296,055)	(6)	139,328

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2024		2,089	474,907	(105)	(316,197)	(51)	160,643
Net loss for the period		—	—	—	(40,622)	—	(40,622)
Other comprehensive income		—	—	—	—	16	16
Total comprehensive income/(loss)		—	—	—	(40,622)	16	(40,606)

Share-based payments		—	—	—	3,277	—	3,277
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	104	1	—	—	105
Issuance of shares to be held as treasury shares	12	114	—	(114)	—	—	—
Issuance of shares, net of transaction costs:
restricted share awards		9	1,057	0	(1,066)	—	0
exercise of options		0	6	—	—	—	6
Balance as of June 30, 2024		2,212	476,074	(218)	(354,608)	(35)	123,425

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In CHF thousands)

		For the Six Months
		Ended June 30,
	Note	2024	2023
Operating activities
Loss for the period		(40,622)	(34,346)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	767	842
Depreciation of right-of-use assets	6	337	269
Finance (income), net		110	(132)
Share-based compensation expense		3,277	2,701
Change in net employee defined benefit liability		98	558
Interest expense		68	125
Changes in working capital:
(Increase)/decrease in prepaid expenses	9	2,574	(471)
(Increase)/decrease in accrued income		(156)	(267)
(Increase)/decrease in accounts receivable	11	14,800	—
(Increase)/decrease in other current receivables		(510)	89
(Decrease)/increase in accrued expenses	7	1,328	(633)
(Decrease)/increase in deferred contract revenue, short-term	3	86,468	—
(Decrease)/increase in deferred income		(93)	(157)
(Decrease)/increase in trade and other payables		(246)	433
(Decrease)/increase in deferred contract revenue, long-term	3	5,170	—
Cash from/(used in) operating activities		73,370	(30,989)
Interest received		749	197
Interest paid		(60)	(120)
Finance expenses paid		(8)	(5)
Net cash flows from/(used in) operating activities		74,051	(30,917)

Investing activities
Short-term financial assets, net	10	(99,006)	38,000
Purchases of property, plant and equipment	5	(317)	(355)
Rental deposits	6	(54)	—
Net cash flows (used in)/provided by investing activities		(99,377)	37,645

Financing activities
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	131	2,057
Proceeds from issuance of common shares – equity plan, net of transaction costs		6	(13)
Transaction costs and stamp duty associated with the public offerings of common shares previously recorded in Accrued expenses		(521)	—
Transaction costs associated with the sale of treasury shares in public offering previously recorded in Accrued expenses		(26)	—
Principal payments of lease obligations	6	(340)	(270)
Net cash flows provided by/(used in) financing activities		(750)	1,774

Net increase/(decrease) in cash and cash equivalents		(26,076)	8,502

Cash and cash equivalents at January 1		78,494	31,586
Exchange (loss)/gain on cash and cash equivalents		(854)	(81)
Cash and cash equivalents at June 30		51,564	40,007
Net increase/(decrease) in cash and cash equivalents		(26,076)	8,502

Supplemental non-cash activity
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses	12	26	46

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three and six months ended June 30, 2024 were authorized for issuance by the Company’s Audit and Finance Committee on August 5, 2024.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of June 30, 2024 and for the three and six months ended June 30, 2024 and 2023, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and such financial information should be read in conjunction with the audited consolidated financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2023.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (USD). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the
	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2024	2023	2023
CHF/USD
Closing rate, USD 1	0.909	0.908	0.909	0.908	0.851
Weighted average exchange rate, USD 1	0.914	0.908	0.898	0.921	0.908

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on Licensing and Collaboration Agreements (LCAs), (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset (intangible asset). Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables, deferred contract revenue and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

As of January 1, 2024 the amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (IAS 1), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the amendments had an immaterial impact on the Company’s financial statements. There are no other new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2024 that are relevant to the Company. Additionally, in April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18). The new standard on presentation and disclosure in the financial statements will change the structure of the statement of profit or loss, require disclosures for certain profit or loss performance measure that are reported outside of the financial statements, and will enhance principles on aggregation and disaggregation within the notes to the financial statements. This new standard will be effective for annual reporting periods beginning on January 1, 2027 and will require retroactive adoption. The Company is currently evaluating the new standard to determine how it will impact the presentation and disclosure in its financial statements.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 6-K, after considering the Company’s cash position of CHF 51.6 million and short-term financial assets of CHF 123.6 million as of June 30, 2024. Hence, these unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from its LCAs and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii)

successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

3.Contract revenues and other operating income

For the three and six months ended June 30, 2024, AC Immune generated CHF 0.7 million in contract revenue compared with no contract revenue in the prior comparable periods, respectively.

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023
Takeda	687	—
Total contract revenue	687	—

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023
Takeda	687	—
Total contract revenue	687	—

3.1Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2023, please refer to Note 14.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2024.

On January 22, 2024, the Company announced that the development of semorinemab and crenezumab in the collaboration agreements with Genentech, a member of the Roche Group, was terminated. These terminations became effective in April 2024.

Anti-Abeta Active Immunotherapy in AD – 2024 agreement Takeda Pharmaceuticals, USA, Inc.

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.9) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

Under the terms of the agreement, Takeda may terminate the agreement at any time by providing 90 days’ notice to the Company. If not otherwise terminated, the agreement shall continue until Takeda decides not to exercise its license option or until the expiration of all royalty obligations as outlined in the contract.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Takeda is a customer. The Company identified the following performance obligations under the contract: (i) a license option and (ii) development, chemistry, manufacturing, and controls (“CMC”) and regulatory activities as outlined in the development and CMC plans, which are necessary to deliver the data package to Takeda. AC Immune concluded that the license option is considered a material right, as the value of the license exceeds the option exercise fee, thereby considering it a distinct performance obligation. The development, CMC, and regulatory activities are treated as one distinct performance obligation because the underlying activities are not distinguishable in the context of the contract and are inputs to an integrated development program that will generate valuable data and information for Takeda in determining whether to exercise the option.

At the agreement's execution, the transaction price included only the upfront and non-refundable consideration of USD 100.0 (CHF 92.3) million. At inception, none of the development milestones, which may occur prior to the Takeda option exercise, were included in the transaction price, as all milestone amounts were fully constrained. The Takeda option exercise payment and any future development and commercial milestone payments, and royalties following the Takeda option exercise were excluded from the initial transaction price at contract inception. The option exercise fee is considered variable consideration as it depends on Takeda's decision to exercise. In assessing that future development or commercial milestones are fully constrained, the Company considered numerous factors, including that the receipt of these milestones is contingent upon success in future clinical trials and the licensee’s efforts, and thus not highly probable to obtain. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur, as they predominantly relate to the license that will be granted to Takeda upon exercise and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The valuation of each performance obligation involves estimates and assumptions, with the timing of revenue recognition determined by either delivery or the provision of services. In line with the allocation objective under IFRS 15, the Company allocated the USD 100.0 (CHF 92.3) million upfront payment within the transaction price to the license option and development, CMC, and regulatory activities, using the relative stand-alone selling price method. For the standalone selling price of the license option, the Company utilized an income-based approach, which included key assumptions such as the post-option development timeline and costs, revenue forecasts, discount rates, and probabilities of development and regulatory success. The standalone selling price for the development, CMC and regulatory activities was calculated using a cost-plus margin approach based on the estimated development timeline. The Company allocated the transaction price based on the relative standalone selling prices, assigning USD 87.4 (CHF 80.7) million to the license option and USD 12.6 (CHF 11.6) million to development, CMC, and regulatory activities.

The Company has deferred revenue recognition for the license option and will recognize the entirety of the revenue either when the option is exercised and Takeda obtains the exclusive license, or when the option expires. The Company will recognize revenue related to the development, CMC and regulatory performance obligation over the estimated period of completion of these obligations, using an input method reflecting the costs incurred relative to the total costs expected to be incurred.

During the three and six months ended June 30, 2024, the Company recorded contract revenue of CHF 0.7 million, reflecting its efforts under this agreement. As of June 30, 2024, the Company recorded CHF 91.6 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement. The deferred contract revenue allocated to the license option is classified as short-term on the condensed consolidated balance sheets because, in accordance with IAS 1, the Company does not have the right to defer the settlement of that portion for at least twelve months after the reporting period. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the condensed consolidated balance sheets, based on the expected timing of satisfaction of the performance obligations.

3.2Grant income

Grants from the Michael J. Fox Foundation

For a discussion of our Grants from the Michael J. Fox Foundation (MJFF) for the fiscal year ended December 31, 2023, please refer to Note 14.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2024.

For the three months ended June 30, 2024 and 2023, the Company has recognized less than CHF 0.1 million and CHF 0.3 million in grant income, respectively. For the six months ended June 30, 2024 and 2023, the Company has recognized less than CHF 0.1 million and CHF 0.7 million in grant income, respectively.

4.Loss per share

	For the Three Months
	Ended June 30,
In CHF thousands except for share and per share data	2024	2023
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(22,760)	(16,833)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	99,549,910	84,612,997
Basic and diluted loss per share for the period attributable to equity holders	(0.23)	(0.20)

	For the Six Months
	Ended June 30,
In CHF thousands except for share and per share data	2024	2023
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(40,622)	(34,346)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	99,467,690	83,654,663
Basic and diluted loss per share for the period attributable to equity holders	(0.41)	(0.41)

The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months
	Ended June 30,
	2024	2023
Share options issued and outstanding	1,578,645	97,875
Restricted share awards subject to future vesting	1,631,911	1,213,703

	For the Six Months
	Ended June 30,
	2024	2023
Share options issued and outstanding	1,659,854	97,875
Restricted share awards subject to future vesting	1,684,826	1,225,175

5.Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the six months ended June 30, 2024:

	As of June 30, 2024
		IT	Lab	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2023	309	2,168	10,233	1,662	—	14,372
Additions	15	45	214	43	—	317
Balance at June 30, 2024	324	2,213	10,447	1,705	—	14,689

Accumulated depreciation:
Balance at December 31, 2023	(212)	(1,851)	(8,101)	(832)	—	(10,996)
Depreciation expense	(25)	(103)	(504)	(135)	—	(767)
Balance at June 30, 2024	(237)	(1,954)	(8,605)	(967)	—	(11,763)

Carrying amount:
December 31, 2023	97	317	2,132	830	—	3,376
June 30, 2024	87	259	1,842	738	—	2,926

6.Right-of-use assets, long-term financial assets and lease liabilities

AC Immune recognized additions of less than CHF 0.1 million for its right-of-use of leased assets for the six months ended June 30, 2024.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 3.5% for buildings, 3.3% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the six months ended June 30, 2024:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2023	3,446	50	12	3,508
Additions and remeasurements	—	64	—	64
Depreciation	(318)	(12)	(7)	(337)
Balance as of June 30, 2024	3,128	102	5	3,235

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three and six months ended June 30, 2024, and 2023, the impact on the Company’s condensed consolidated statements of income/(loss) and the condensed consolidated statements of cash flows is as follows:

	For the Three Months
	Ended June 30,
In CHF thousands	2024	2023
Statements of income/(loss)
Depreciation of right-of-use assets	169	134
Interest expense on lease liabilities	29	24
Expense for short-term leases and leases of low value	170	189
Total	368	347

Statements of cash flows
Total cash outflow for leases	372	349

	For the Six Months
	Ended June 30,
In CHF thousands	2024	2023
Statements of income/(loss)
Depreciation of right-of-use assets	337	269
Interest expense on lease liabilities	59	47
Expense for short-term leases and leases of low value	363	488
Total	759	804

Statements of cash flows
Total cash outflow for leases	762	805

The following table presents the contractual undiscounted cash flows for lease obligations as of June 30, 2024:

As of
In CHF thousands	June 30, 2024
Less than one year	789
1-3 years	1,550
3-5 years	1,155
Total	3,494

The Company also has deposits in escrow accounts totaling CHF 0.4 million for leases of the Company’s premises as of both June 30, 2024 and December 31, 2023, respectively. These deposits are presented in Long-term financial assets on the Company’s condensed consolidated balance sheets.

7.Accrued expenses

	As of
In CHF thousands	June 30, 2024	December 31, 2023
Accrued expenses	11,895	11,087
Total accrued expenses	11,895	11,087

Accrued expenses consists of accrued R&D costs, accrued payroll expenses and other accrued expenses totaling CHF 11.9 million and CHF 11.1 million as of June 30, 2024 and December 31, 2023, respectively.

8.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval and is therefore not currently being amortized. The carrying amount and net book value are detailed below:

	As of June 30, 2024			As of December 31, 2023
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
In CHF thousands	Amount	Amortization	Value	Amount	Amortization	Value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset not to be impaired as of December 31, 2023. As of June 30, 2024, the Company did not identify any triggering events that could result in an impairment of the IPR&D asset.

9.Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative costs and employee social obligations totaling CHF 3.9 million and CHF 6.4 million as of June 30, 2024 and December 31, 2023, respectively.

10.Cash and cash equivalents and short-term financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of June 30, 2024 and December 31, 2023:

	As of
In CHF thousands	June 30, 2024	December 31, 2023
Cash and cash equivalents	51,564	78,494
Total cash and cash equivalents	51,564	78,494

	As of
In CHF thousands	June 30, 2024	December 31, 2023
Short-term financial assets due in one year or less	123,560	24,554
Total short-term financial assets	123,560	24,554

For the six months ended June 30, 2024, the net investments associated with the short-term financial assets amounted to CHF 99.0 million, compared to net proceeds associated with the maturity of investments of CHF 38.0 million in the prior comparable period.

11.Accounts receivable

As of June 30, 2024, the balance of accounts receivable is nil following the receipt of the CHF 14.8 million milestone payment from Janssen, which was due as of December 31, 2023.

12.Share capital and Treasury shares

For a discussion of our at the market offering program with Jefferies LLC for the fiscal year ended December 31, 2023, please refer to Note 12 “Share capital” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2024.

In Q2 2024, the Company issued 5,700,000 registered shares to AC Immune USA, Inc. pursuant to a share agreement, which were subsequently repurchased to be held as treasury shares.

In Q2 2024, the Company sold 30,232 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 0.1 (CHF 0.1) million, net of underwriting fees.

As of June 30, 2024 and December 31, 2023, the Company had 10,902,617 and 5,243,958 treasury shares remaining, respectively.

13.Finance result, net

For the three months ended June 30, 2024 and 2023, the net finance result amounted to a loss of CHF 1.8 million and a gain of CHF 0.2 million, respectively. The loss in 2024 is primarily due to unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar. It is partially offset by an increase in financial income due to higher interest received on net investments in short-term financial assets, attributed to more deposits in 2024 compared to the prior period.

For the six months ended June 30, 2024 and 2023, AC Immune recorded CHF 0.4 million and CHF 0.3 million in net financial gains, respectively. The increase in 2024 is primarily related to an increase in financial income due to higher interest received on net investments in short-term financial assets, attributed to more deposits in 2024 compared to the prior period. This is partially offset by unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar.

14.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Consolidated Financial Statements.